Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

January 25, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Outcome of Board Meeting – Unaudited Financial Results for the quarter and nine months ended December 31, 2022

In continuation of our letter dated December 27, 2022, we would like to inform you that the Board of Directors of the Company at its meeting held on January 25, 2023, has inter alia approved the Unaudited Financial Results of the Company for the quarter and nine months ended December 31, 2022.

In terms of the above, we are enclosing herewith the following:

1.	Unaudited Consolidated Financial Results of the Company and its subsidiaries for the quarter and nine months ended December 31, 2022, prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

2.	Press Release on Unaudited Financial Results of the Company for the aforesaid period.

3.	Unaudited Consolidated Financial Results of the Company and its subsidiaries for the quarter and nine months ended December 31, 2022, as per Indian Accounting Standards.

4.	Unaudited Standalone Financial Results of the Company for the quarter and nine months ended December 31, 2022, as per Indian Accounting Standards.

Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Limited Review reports of the Statutory Auditors on the Unaudited Consolidated and Unaudited Standalone Financial Results as mentioned at serial nos. 3 & 4, respectively, are also enclosed.

The Board Meeting commenced at 9.00 AM and concluded at 3.45 PM.

This is for your information and records.

Thanking you.

Yours faithfully,
For Dr. Reddy’s Laboratories Limited

/s/K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2022 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	67,700	63,057	53,197	1,82,911	1,60,023	2,14,391
2	Cost of revenues	27,607	25,810	24,585	79,565	74,926	1,00,551
3	Gross profit (1 - 2)	40,093	37,247	28,612	1,03,346	85,097	1,13,840
4	Selling, general and administrative expenses	17,981	16,560	15,411	50,034	46,407	62,081
5	Research and development expenses	4,821	4,869	4,159	14,015	13,156	17,482
6	Impairment of non-current assets	134	25	47	159	47	7,562
7	Other (income)/expense,net	732	(334)	(240)	(5,626)	(2,470)	(2,761)
	Total operating expenses	23,668	21,120	19,377	58,582	57,140	84,364
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	16,425	16,127	9,235	44,764	27,957	29,476
	Finance income	279	153	504	3,128	1,902	3,077
	Finance expense	(418)	(309)	(215)	(1,074)	(642)	(958)
9	Finance (expense)/income,net	(139)	(156)	289	2,054	1,260	2,119
10	Share of profit of equity accounted investees, net of tax	60	140	185	294	598	703
11	Profit before tax (8 + 9 + 10)	16,346	16,111	9,709	47,112	29,815	32,298
12	Tax expense,net	3,875	4,983	2,644	11,637	7,122	8,730
13	Profit for the period/year (11 -12)	12,471	11,128	7,065	35,475	22,693	23,568
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	75.09	67.04	42.58	213.69	136.82	142.08
	Diluted earnings per share of Rs.5/- each	74.95	66.89	42.48	213.24	136.48	141.69
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information			All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	10,142	8,110	8,887	26,385	27,739	36,995
	b) Global Generics	59,241	55,946	44,508	1,59,511	1,33,052	1,79,170
	c) Others	701	677	1,418	2,118	3,788	4,481
	Total	70,084	64,733	54,813	1,88,014	1,64,579	2,20,646
	Less: Inter-segment revenues	2,384	1,676	1,616	5,103	4,556	6,255
	Net revenues	67,700	63,057	53,197	1,82,911	1,60,023	2,14,391

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,409	233	1,638	2,752	5,434	6,821
	b) Global Generics	38,255	36,567	25,731	99,221	76,440	1,03,270
	c) Others	429	447	1,243	1,373	3,223	3,749
	Total	40,093	37,247	28,612	1,03,346	85,097	1,13,840
	Less: Selling and other un-allocable expenditure, net of other income	23,747	21,136	18,903	56,234	55,282	81,542
	Total profit before tax	16,346	16,111	9,709	47,112	29,815	32,298

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	During the quarter and nine months ended 31 December 2022, an amount of Rs. 435 million and Rs. 2,806 million respectively, representing government grants has been accounted for as a reduction from cost of revenues.

3	Included in “Other income/(expense), net” for the quarter ended 31 December 2022, is an amount of Rs. 991 million representing the Loss on sale of Assets, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

4	On 23 June 2022, the Company entered into a settlement agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million discounted to present value) on the date of the settlement as ‘Other income, net’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

5	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

6	Revenues for the year ended 31 March 2022 includes:
a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;
c) Rs. 1,084 million towards sale of its U.S. and Canada territory rights for ELYXYBTM (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.
The aforesaid transactions pertain to Company’s Global Generics and Others segment.

7	During the year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Others segment. The changes include, decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 7,562 million on various non-current assets. The said impairment loss includes:
a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) in-process research and development asset;
b) Rs. 3,051 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;
c) Rs. 174 million relating to other intangible assets.

8	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the quarter and nine months ended 31 December 2022.

9	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the nine months ended 31 December 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

10	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

11	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 25 January 2023.

12	The results for the quarter and nine months ended 31 December 2022 were subject to a "Limited Review" by the Independent Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 25 January 2023	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS
	Richa Periwal richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Q3 & 9M FY23 Financial Results

Hyderabad, India, January 25, 2023: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and the nine months ended December 31, 2022. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q3 Performance Summary	9M Performance Summary

Rs. 6,770 Cr	Rs. 18,291 Cr
Revenue	Revenue
[Up: 27% YoY; Up: 7% QoQ]	[Up: 14% YoY]

59.2%	56.5%
Gross Margin	Gross Margin
[Q3 FY22: 53.8%; Q2 FY23: 59.1%]	[9M FY22: 53.2%]

Rs.1,798 Cr	Rs. 5,003 Cr
SGNA expenses	SGNA expenses
[Up: 17% YoY; Up: 9% QoQ]	[Up: 8% YoY]

Rs. 482 Cr	Rs. 1,402 Cr
R&D expenses	R&D expenses
[7.1% of Revenues]	[7.7% of Revenues]

Rs. 1,966 Cr	Rs. 5,677 Cr
EBITDA	EBITDA
[29.0% of Revenues; Up: 55% YoY; Up: 2% QoQ]	[31.0% of Revenues; Up: 48% YoY]

Rs. 1,635 Cr	Rs. 4,711 Cr
Profit before Tax	Profit before Tax
[Up: 68% YoY; Up: 1% QoQ]	[Up: 58% YoY]

Rs. 1,247 Cr	Rs. 3,548 Cr
Profit after Tax	Profit after Tax
[Up: 77% YoY; Up: 12% QoQ]	[Up: 56% YoY]

Commenting on the results, Co-chairman & MD, G V Prasad said “Our strong financial performance was supported by growth in the US and the Russia markets. We continue to strengthen our development pipeline to reach more patients globally.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 82.72

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q3 FY23		Q3 FY22		YoY	Q2 FY23		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr %
Revenues	818	67,700	643	53,197	27	762	63,057	7
Cost of Revenues	334	27,607	297	24,585	12	312	25,810	7
Gross Profit	485	40,093	346	28,612	40	450	37,247	8
Operating Expenses
Selling, General & Administrative expenses	217	17,981	186	15,411	17	200	16,560	9
Research and Development expenses	58	4,821	50	4,159	16	59	4,869	(1)
Impairment of non-current assets	2	134	1	47	185	0	25	436
Other operating expense/(income)	9	732	(3)	(240)	-	(4)	(334)	-
Results from operating activities	199	16,425	112	9,235	78	195	16,127	2
Net finance expense/(income)	2	139	(3)	(289)	-	2	156	(10)
Share of profit of equity accounted investees	(1)	(60)	(2)	(185)	(68)	(2)	(140)	(57)
Profit before Income Tax	198	16,346	117	9,709	68	195	16,111	1
Income Tax	47	3,875	32	2,644	47	60	4,983	(22)
Profit for the period	151	12,471	85	7,065	77	135	11,128	12

Diluted Earnings Per Share (EPS)	0.91	74.95	0.51	42.48	76	0.81	66.89	12

As % to revenues	Q3 FY23	Q3 FY22	Q2 FY23
Gross Profit	59.2	53.8	59.1
SG&A	26.6	29.0	26.3
R&D	7.1	7.8	7.7
EBITDA	29.0	23.8	30.6
PBT	24.1	18.3	25.5
PAT	18.4	13.3	17.6

EBITDA Computation

	Q3 FY23		Q3 FY22		Q2 FY23
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	198	16,346	117	9,709	195	16,111
Interest income (net)*	(1)	(93)	(1)	(72)	1	61
Depreciation	27	2,245	25	2,066	25	2,107
Amortization	12	1,026	11	910	12	1,018
Impairment	2	134	1	47	0	25
EBITDA	238	19,658	153	12,659	234	19,322

* Includes income from Investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 82.72

Key Balance Sheet Items

	As on 31st Dec 2022		As on 30th Sep 2022		As on 31st Dec 2021
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and current investments	606	50,164	354	29,306	454	37,556
Trade receivables (current & non-current)	907	75,046	931	76,987	756	62,507
Inventories	596	49,326	593	49,042	601	49,675
Property, plant and equipment	786	64,996	771	63,817	761	62,971
Goodwill and Other Intangible assets	428	35,401	436	36,084	442	36,581
Loans and borrowings (current & non-current)	214	17,663	209	17,289	340	28,164
Trade payables	315	26,023	275	22,778	296	24,492
Equity	2,663	2,20,273	2,493	2,06,225	2,297	1,90,016

Revenue Mix by Segment

	Q3 FY23	Q3 FY22	YoY	Q2 FY23	QoQ
Segment	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	59,241	44,508	33	55,946	6
North America	30,567	18,645	64	28,001	9
Europe	4,303	4,058	6	4,199	2
India	11,274	10,266	10	11,500	(2)
Emerging Markets	13,097	11,539	14	12,246	7
Pharmaceutical Services and Active Ingredients (PSAI)	7,758	7,271	7	6,434	21
Others	701	1,418	(51)	677	4
Total	67,700	53,197	27	63,057	7

Revenue Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 59.2 billion:

➢	Year-on-year growth of 33% and sequential quarter growth of 6% was primarily driven by new product launches, increase in volumes of our base business and favorable forex movement, offset partially due to price erosion in our generic markets.

North America

Revenues from North America at Rs. 30.6 billion:

➢	Year-on-year growth of 64%, driven by new products launches, increase in volumes and a favorable forex movement, which was partly offset by price erosion.
➢	Sequential growth of 9%, driven by increase in volumes partly offset by price erosion in some products.
➢	We launched five new products in US during the quarter. These were desmopressin MDV, OTC guaifenesin ER, fingolimod capsules, thiotepa injection and biorphen injection.
➢	We filed one new ANDA during the quarter. As of 31st December 2022, cumulatively 78 generic filings are pending for approval with the USFDA (75 ANDAs and 3 NDAs under 505(b)(2) route). Out of these 78 pending filings, 41 are Para IVs and we believe 21 have ‘First to File’ status.

Europe

Revenues from Europe at Rs. 4.3 billion:

➢	Year-on-year growth of 6%, driven by new product launches, increase in volumes which was partly offset by price erosion and adverse forex rates. Sequential growth of 2%, driven by new product launches and favorable forex movement, and was partly offset by reduction in volumes of certain products.

➢	Revenues from Germany at Rs. 2.2 billion. Year-on-year decline of 1% and sequential decline of 6%.

➢	Revenues from UK/OL at Rs. 1.3 billion. Year-on-year growth of 25% and sequential growth of 16%.

➢	Revenues from other European countries at Rs. 0.8 billion. Year-on-year growth of 3% and sequential growth of 8%.

India

Revenues from India at Rs. 11.3 billion:

➢	Year-on-year growth of 10%, driven by increase in sales prices and new product launches, partly offset by reduction in volumes for certain products.

➢	Sequential decline of 2%, primarily due to reduction in volumes of certain products.

Emerging Markets

Revenues from Emerging Markets at Rs. 13.1 billion. Year-on-year growth of 14% and sequential quarter growth of 7%:

➢	Revenues from Russia at Rs. 6.9 billion. Year-on-year growth of 45% was on account of increase in volumes and prices, new product launches, and favorable forex rates. Sequential quarter growth of 16% was primarily on account of increase in volumes.

➢	Revenues from other CIS countries and Romania at Rs. 2.2 billion. Year-on-year decline of 6% was due to reduction in volumes and adverse forex movement, partly offset by increase in sales price of some products and new product launches. Sequential quarter growth of 4% was driven by new product launches and favorable forex movement.

➢	Revenues from Rest of World (RoW) territories at Rs. 4.0 billion. Year-on-year decline of 10% was on account of higher base in previous year due to the covid product sales and decrease in sales price of some of our key molecules, which was partly offset by new product launches. Sequential decline of 4% was on account of decrease in sales price of some products, which was partly offset by new product launches and favorable forex movement.

Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI at Rs. 7.8 billion:

➢	Year-on-year growth of 7% was driven by favorable forex movement and increase in volumes partly offset by price erosion.

➢	Sequential growth of 21% was driven by increase in volumes and new product launches.

➢	During the quarter we filed two DMFs in the US.

Income Statement Highlights:

➢	Gross profit margin at 59.2%:

•	Increased by ~545 bps over previous year driven mainly due to new product launches with higher margins, favorable products mix and favorable forex movement which was partly offset by price erosion. Margins have marginally increased by 15 bps sequentially.
•	Gross profit margin for GG and PSAI business segments are at 64.6% and 18.2% respectively.

➢	SG&A expenses at Rs. 18.0 billion, increased by 17% year-on-year. This increase was primarily attributable to investments in sales & marketing, annual increments, certain one-off expenses and higher forex rate. Sequentially the SG&A expenses increased by 9% mainly due to increase in sales & marketing spends and other one-off expenses.

➢	R&D expenses at Rs. 4.8 billion. As % to revenues - Q3 FY23: 7.1% | Q2 FY23: 7.7% | Q3 FY22: 7.8%. We continue our focus on investing in R&D to build a healthy pipeline of new products across our markets including development of products in our biosimilars and generics businesses.

➢	Impairment charge of Rs. 134 million as compared to Rs. 47 million charge in Q3 FY22.

➢	Other operating expense at Rs. 732 million compared to income of Rs. 240 million in Q3 FY22. Net other expense during the quarter included the loss on sale of asset at Leiden, Netherlands.

➢	Net Finance expense at Rs. 139 million compared to income of Rs. 289 million in Q3 FY22.

➢	Profit before Tax at Rs. 16.3 billion, which is 24.1% of revenues. The profit before tax increased by 68% year-on-year and by 1% sequentially.

➢	Profit after Tax at Rs. 12.5 billion. The effective tax rate is ~23.7% for the quarter.

➢	Diluted earnings per share is at Rs. 74.95.

Other Highlights:

➢	EBITDA at Rs. 19.7 billion and the EBITDA margin is 29.0%.

➢	Capital expenditure is at Rs. 2.9 billion.

➢	Free cash-flow is at Rs. 19.8 billion.

➢	Net cash surplus for the company is at Rs. 34.0 billion as on December 31, 2022. Consequently, net debt to equity ratio is (0.15).

➢	ROCE for the company is 35.8% (annualized).

Earnings Call Details (07:00 pm IST, 08:30 am EST, Jan 25, 2023)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

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Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr Reddy’s operates in markets across the globe. Our Major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.”

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, "NORTH LOBBY" Survey No. 83/1, Raidurgam Hyderabad – 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and its joint ventures for the quarter and nine month period ended December 31, 2022 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

S.No	Name of the Company

Subsidiaries
1	Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Formulations Limited
5	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
6	Dr. Reddy's Laboratories SA
7	Idea2Enterprises (India) Private Limited
8	Imperial Credit Private Limited
9	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10	Svaas Wellness Limited (Formerly known as Regkinetics Services Limited)
11	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12	Aurigene Pharmaceutical Services Limited
13	beta Institut gemeinnützige GmbH

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295 Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP Chartered Accountants

14	betapharm Arzneimittel GmbH
15	Chirotech Technology Limited
16	DRL Impex Limited
17	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
19	Dr. Reddy’s Laboratories Canada, Inc.
20	Dr. Reddy's Laboratories Chile SPA.
21	Dr. Reddy’s Laboratories (EU) Limited
22	Dr. Reddy’s Laboratories Inc.
23	Dr. Reddy's Laboratories Japan KK
24	Dr. Reddy’s Laboratories Kazakhstan LLP
25	Dr. Reddy’s Laboratories LLC, Ukraine
26	Dr. Reddy's Laboratories Louisiana LLC
27	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
28	Dr. Reddy’s Laboratories New York, LLC
29	Dr. Reddy's Laboratories Philippines Inc.
30	Dr. Reddy’s Laboratories (Proprietary) Limited
31	Dr. Reddy's Laboratories Romania S.R.L.
32	Dr. Reddy's Laboratories SAS
33	Dr. Reddy's Laboratories Taiwan Limited
34	Dr. Reddy's Laboratories (Thailand) Limited
35	Dr. Reddy’s Laboratories (UK) Limited
36	Dr. Reddy’s New Zealand Limited
37	Dr. Reddy's Research and Development B.V.
38	Dr. Reddy’s Srl
39	Dr. Reddy's Venezuela, C.A.
40	Lacock Holdings Limited
41	Dr. Reddy’s Laboratories LLC, Russia
42	Promius Pharma LLC
43	Reddy Holding GmbH
44	Reddy Netherlands B.V.
45	Reddy Pharma Iberia SAU
46	Reddy Pharma Italia S.R.L
47	Reddy Pharma SAS
48	Nimbus Health GmbH

Joint ventures
1	DRES Energy Private Limited
2	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Research Foundation

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

/s/ Shankar Srinivasan
per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 23213271BGSEFB8138

Place: Hyderabad Date: January 25, 2023

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

 STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2022

				All amounts in Indian Rupees millions
		Quarter ended		Nine months ended			Year ended
Sl. .		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1	Revenue from operations
	a) Net sales/income from operations	66,353	61,632	51,031	1,76,165	1,54,460	2,05,144
	b) License fees and service income	1,346	1,425	2,166	6,745	5,563	9,247
	c) Other operating income	199	261	186	635	680	1,061

	Total revenue from operations	67,898	63,318	53,383	1,83,545	1,60,703	2,15,452

2	Other income	587	408	558	9,170	3,692	4,844

3	Total income (1 + 2)	68,485	63,726	53,941	1,92,715	1,64,395	2,20,296

4	Expenses
	a) Cost of materials consumed	12,891	6,688	7,605	31,470	26,976	43,124
	b) Purchase of stock-in-trade	9,160	8,089	10,819	26,004	30,868	34,837
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(2,037)	3,693	(277)	123	(2,400)	(3,539)
	d) Employee benefits expense	11,732	11,517	9,563	33,706	29,132	38,858
	e) Depreciation and amortisation expense	3,237	3,092	2,942	9,347	8,722	11,652
	f) Impairment of non-current assets	134	25	47	159	1,885	9,304
	g) Finance costs	418	309	216	1,074	643	958
	h) Selling and other expenses	16,633	14,317	13,469	43,933	41,142	55,191

	Total expenses	52,168	47,730	44,384	1,45,816	1,36,968	1,90,385

5	Profit before tax and before share of equity accounted investees(3 - 4)	16,317	15,996	9,557	46,899	27,427	29,911

6	Share of profit of equity accounted investees, net of tax	60	140	185	294	598	703

7	Profit before tax (5+6)	16,377	16,136	9,742	47,193	28,025	30,614

8	Tax expense/(benefit):
	a) Current tax	3,096	3,674	1,914	3,865	4,949	11,013
	b) Deferred tax	842	1,320	735	7,857	2,221	(2,224)

9	Net profit after taxes and share of profit of associates (7 - 8)	12,439	11,142	7,093	35,471	20,855	21,825
					-
10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(69)	(112)	(1,243)	(743)	(2,587)	(3,568)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(31)	-	-	(31)	293	305
	b) (i) Items that will be reclassified subsequently to profit or loss	2,404	(189)	62	(920)	(143)	653
	(ii) Income tax relating to items that will be reclassified to profit or loss	(600)	(320)	(57)	648	39	(288)
	Total other comprehensive income	1,704	(621)	(1,238)	(1,046)	(2,398)	(2,898)

11	Total comprehensive income (9 + 10)	14,143	10,521	5,855	34,425	18,457	18,927

12	Paid-up equity share capital (face value Rs. 5/- each)	833	832	832	833	832	832

13	Other equity						1,91,292

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	74.91	67.13	42.75	213.68	125.74	131.57
	Diluted	74.76	66.98	42.65	213.23	125.43	131.21
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended		Nine months ended			Year ended
Sl.		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	10,304	8,230	9,016	26,797	28,183	37,499
	b) Global Generics	59,276	56,009	44,565	1,59,656	1,33,288	1,79,647
	c) Others	702	755	1,418	2,195	3,788	4,561
	Total	70,282	64,994	54,999	1,88,648	1,65,259	2,21,707

	Less: Inter-segment revenue	2,384	1,676	1,616	5,103	4,556	6,255
	Total revenue from operations	67,898	63,318	53,383	1,83,545	1,60,703	2,15,452

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,413	235	1,641	2,763	5,444	6,834
	b) Global Generics	38,254	36,568	25,732	99,221	76,440	1,03,270
	c) Others	430	447	1,243	1,374	3,223	3,749
	Total	40,097	37,250	28,616	1,03,358	85,107	1,13,853

	Less: Selling and other un-allocable expenditure/(income), net	23,721	21,114	18,874	56,166	57,082	83,239
	Total profit before tax	16,377	16,136	9,742	47,193	28,025	30,614

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	During the quarter and nine month ended 31 December 2022, an amount of Rs. 435 million and Rs. 2,806 million respectively representing government grants has been accounted for as a reduction from cost of material consumed.

3	Included in “Selling and other expenses” for the quarter ended 31 December 2022, is an amount of Rs. 991 million representing the Loss on sale of Assets, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

4	On 23 June 2022, the Company entered into a Settlement Agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million discounted to present value) on the date of the settlement as ‘Other income’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

5	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IND AS 108, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products Segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

6	During the quarter ended 30 June 2022, pursuant to a change in the U.S. Income tax regulations relating to the timing of recognition of certain sales based accruals, the Company recognised a reduction in current tax liability of Rs. 4,768 million with a corresponding increase in the deferred tax liability.

7	License fee and service income for the year ended 31 March 2022 includes:

a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;

b) Rs. 390 million towards the sale of two of the Company’s Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;

c) Rs. 1,084 million towards sale of its U.S. and Canada territory rights for ELYXYBTM (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. The aforesaid transactions pertain to Company’s Global Generics and Others segment.

8	During the year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Others segment. The changes include, decrease in the market potential of products, and increased competition leading to lower volumes and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 9,304 million on various non-current assets. The said impairment loss includes:

a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) intangible assets under development;

b) Rs. 2,955 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;

c) Rs. 174 million relating to other intang©ble assets.

DR. REDDY'S LABORATORIES LIMITED

9	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,401 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. As the Company was carrying only Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation, an additional expense of Rs. 1,930 million (U.S.$ 26.25 million) [Rs. 1,838 million (U.S.$ 25 million) as “Impairment of non-current assets” and Rs. 92 million (U.S.$ 1.25 million) as “selling and other expenses”] was recognised during the nine months ended 31 December 2021. The said expense forms part of the Company’s Others segment.

10	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the quarter and nine months ended 31 December 2022.

11	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC. The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the nine months ended 31 December 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

12	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

13	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 25 January 2023.

14	The results for the quarter and nine months ended 31 December 2022 were subject to a “Limited Review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 25 January 2023	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, "NORTH LOBBY" Survey No. 83/1, Raidurgam Hyderabad – 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter and nine month ended December 31, 2022 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ Shankar Srinivasan
per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 23213271BGSEFC3320

Hyderabad

January 25, 2023

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2022

			All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	38,624	48,475	34,303	1,20,498	1,05,035	1,38,864
	b) License fees and service income	172	186	335	3,115	1,799	4,289
	c) Other operating income	180	142	158	472	531	899
	Total revenue from operations	38,976	48,803	34,796	1,24,085	1,07,365	1,44,052

2	Other income	514	1,180	630	5,343	3,673	4,820

	Total income (1 + 2)	39,490	49,983	35,426	1,29,428	1,11,038	1,48,872

3	Expenses
	a) Cost of materials consumed	8,659	6,367	5,078	23,073	20,517	33,784
	b) Purchase of stock-in-trade	4,874	4,391	7,538	14,101	20,335	20,571
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,281)	1,336	(566)	227	(3,339)	(3,896)
	d) Employee benefits expense	7,084	7,101	6,040	20,675	18,257	24,346
	e) Depreciation and amortisation expense	2,388	2,262	2,054	6,865	6,091	8,143
	f) Impairment of non-current assets	10	-	-	10	-	98
	g) Finance costs	28	17	77	143	253	380
	h) Selling and other expenses	12,879	11,580	10,566	35,040	32,353	43,208

	Total expenses	34,641	33,054	30,787	1,00,134	94,467	1,26,634

4	Profit before tax (1 + 2 - 3)	4,849	16,929	4,639	29,294	16,571	22,238

5	Tax expense / (benefit)
	a) Current tax	1,988	2,976	812	6,322	2,952	3,926
	b) Deferred tax	(385)	2,790	416	3,568	1,584	2,080

6	Net profit for the period / year (4 - 5)	3,246	11,163	3,411	19,404	12,035	16,232

7	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	2	2	-	3	2	(45)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(31)	-	-	(31)	-	17
	b) (i) Items that will be reclassified subsequently to profit or loss	1,296	912	201	(2,278)	(123)	832
	(ii) Income tax relating to items that will be reclassified to profit or loss	(551)	(320)	(69)	697	44	(291)
	Total other comprehensive income	716	594	132	(1,609)	(77)	513

8	Total comprehensive income (6 + 7)	3,962	11,757	3,543	17,795	11,958	16,745

9	Paid-up equity share capital (face value Rs. 5/- each)	833	832	832	833	832	832

10	Other equity						1,82,530

11	Earnings per equity share (face value Rs. 5/- each)
	Basic	19.54	67.25	20.55	116.88	72.56	97.85
	Diluted	19.50	67.10	20.51	116.63	72.38	97.58
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

Segment information			All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	6,357	6,452	7,305	18,785	23,786	31,718
	b) Global Generics	34,298	43,829	28,997	1,09,348	86,744	1,16,999
	c) Others	110	106	110	368	1,391	1,590
	Total	40,765	50,387	36,412	1,28,501	1,11,921	1,50,307

	Less: Inter-segment revenue	1,789	1,584	1,616	4,416	4,556	6,255
	Total revenue from operations	38,976	48,803	34,796	1,24,085	1,07,365	1,44,052

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(671)	(869)	(226)	(1,822)	706	384
	b) Global Generics	7,498	19,040	5,312	37,662	15,927	21,871
	c) Others	(97)	(28)	36	(103)	1,031	1,160
	Total	6,730	18,143	5,122	35,737	17,664	23,415

	Less: (i) Finance costs	28	17	77	143	253	380
	(ii) Other un-allocable expenditure / (income), net	1,853	1,197	406	6,300	840	797
	Total profit before tax	4,849	16,929	4,639	29,294	16,571	22,238

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	During the quarter and nine months ended 31 December 2022, an amount of Rs. 435 million and Rs. 2,806 million respectively, representing government grants has been accounted for as a reduction from cost of material consumed.

3	License fee and service income for the quarter ended 30 June 2022 includes:
a. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;
b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.
These transactions pertain to Company’s Global Generics segment.

4	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IND AS 108, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

5	License fee and service income for the year ended 31 March 2022 includes:
a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company’s Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;
c) Rs. 1,084 million towards the sale of U.S. and Canada territory rights for ELYXYBTM (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.
The aforesaid transactions pertain to Company’s Global Generics and Others segment.

6	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the quarter and nine months ended 31 December 2022.

7	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the nine months ended 31 December 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

8	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

9	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 25 January 2023.

10	The results for the quarter and nine months ended 31 December 2022 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

Place: Hyderabad Date: 25 January 2023	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director